UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

MOBIQUITTY TECHNOLGIES, INC

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

60743F508

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 60743F508
1		NAMES OF REPORTING PERSONS:
Tasso Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ X] (1)
(b) [_]
3		SEC USE ONLY:

4		CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 566,000
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 566,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
566,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
5.76% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
PN

(1) Tasso Partners, LLC owns the Mobiquity shares; Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera controls Tasso Capital, LLC.

(2) Based upon 9,834,366 common shares outstanding as of the filing date of this report.

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Item 1(a)	Name of Issuer:
Mobiquity Technologies, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
35 Torrington Lane Shoreham, NY 11786
Item 2(a)	Name of Person Filing:
This statement is filed by: Tasso Partners, LLC
Item 2(b)	Address of Principal Business Office or, if none, Residence:
P.O. Box 6194 Fair Haven, NJ 07704
Item 2(c)	Citizenship:
Delaware
Item 2(d)	Title of Class of Securities:
Common Stock, $0.0001 par value per share
Item 2(e)	CUSIP Number:
60743F508
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount beneficially owned:

566,000 shares - Tasso Partners, LLC owns the Mobiquity shares; Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera controls Tasso Capital, LLC.

(b) Percent of class:

5.76%. Based upon 9,834,366 common shares outstanding as of the filing date of this report.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

566,000

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

566,000

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
See attached Schedule.
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

By:	/s/ Dana Carrera

Name/Title: Dana Carrera, Manager of Tasso Capital, LLC
which controls Tasso Partners, LLC

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